EXHIBIT 12.1

Digital River, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2003	2004	2005	2006	2007

Income from operations	$16,298	$34,762	$66,713	$67,595	$73,914
Add: Fixed charges	235	2,094	3,092	3,240	3,331
Earnings as defined	16,533	36,856	69,805	70,835	77,245
Fixed charges	$235	$2,094	$3,092	$3,240	$3,331
Ratio of earnings to fixed charges(1)	70.4	17.6	22.6	21.9	23.2

(1)	The ratio of earnings to fixed charges is computed by dividing income (loss) from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest.